ØO 5/30/14

SECUI 14040639 SION

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SEC Mail Processing Section

MAY 30 2014

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACKIE RESEARCH USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 - 199 BAY STREET
(No. and Street)

TORONTO	ONTARIO	M5L 1G2 CANADA
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW C. SELBIE 416-860-7615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4600 - 333 BAY STREET	TORONTO	ONTARIO	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ØO 6/4/14

OATH OR AFFIRMATION

I, ANDREW C. SELBIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACKIE RESEARCH USA INC., as of MARCH 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research
Capital Corporation)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2014
(with Report of Independent Registered
Public Accounting Firm)

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

March 31, 2014

Table of Contents

KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mackie Research USA Inc.:

We have audited the accompanying financial statements of Mackie Research USA Inc., which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Mackie Research USA Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 28, 2014
Toronto, Canada

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2014

Assets

Cash	$ 1,316,825
Prepaid expenses	12,907
Due from parent company (note 2)	981,507
Trading assets (note 3)	110,820
Total assets	$ 2,422,059

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 62,301
Income tax payable	3,765
	66,066
Stockholder's equity:	
Authorized:	
Unlimited preference shares, issuable in series, no par value	
Unlimited common shares, no par value	
Issued:	
1 common share	101
Additional paid-in capital	932,552
Retained earnings	1,423,340
	2,355,993
Total liabilities and stockholder's equity	$ 2,422,059

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Operations
(Expressed in U.S. dollars)

Year ended March 31, 2014

Revenue:	
Agency commission	$ 64,105
Principal trading	13,855
Underwriting revenue	12,938
Dividend income	1,326
Other	3,517
	95,741
Expenses:	
General and administrative services (note 2)	30,000
Professional fees	52,918
Regulatory fees	24,630
Other	1,140
	108,688
Loss before income taxes	(12,947)
Income taxes (note 5)	
Current	14,300
Deferred	22,753
	37,053
Net loss	$ (50,000)

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2014

	Common shares	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 932,552	$ 1,473,340	$ 2,405,993
Net loss	–	–	(50,000)	(50,000)
Stockholder's equity, end of year	$ 101	$ 932,552	$ 1,423,340	$ 2,355,993

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2014

Cash flows from (used in):	
Cash flows from operating activities:	
Net loss	$ (50,000)
Adjustments to reconcile net loss to cash flows provided by operating activities:	
Deferred taxes	22,753
Decrease (increase) in operating assets:	
Due from broker	250,000
Accounts receivable	900
Prepaid expenses	2,635
Due from parent company	(8,602)
Trading assets	(13,920)
Income taxes recoverable	16,878
Increase in operating liabilities:	
Accounts payable and accrued liabilities	1,972
Income taxes payable	3,765
Net cash used in operating activities	276,381
Increase in cash	226,381
Cash, beginning of year	1,090,444
Cash, end of year	$ 1,316,825

See accompanying notes to financial statements.

1. Organization and significant accounting policies:

Mackie Research USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002. On January 1, 2013, the Company amalgamated with NCP Northland Capital Partners (USA) Inc. and continued business under the name Mackie Research USA Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is commission fees from securities trade executions for U.S. resident institutional clients.

The Company is a wholly-owned subsidiary of Mackie Research Capital Corporation (the "Canadian Broker-Dealer Parent"), a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada ("IIROC") and all major Canadian stock exchanges.

The Company clears all transactions with and for customers, on a fully disclosed basis, through its Canadian Broker-Dealer Parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies are as follows:

(a) Securities transactions:

Customers' securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

1. Organization and significant accounting policies (continued):

(b) Foreign exchange translation:

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations are translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of operations in the year in which they occur.

(c) Revenue recognition:

(i) Agency commission:

Agency commission revenue is recorded on a trade date basis.

(ii) Underwriting revenue:

Underwriting revenue is derived from sales in new issue deals originating through the Canadian Broker-Dealer Parent and is recorded on a trade date basis.

(d) Trading assets:

Trading assets are recorded at fair value on a trade date basis. Fair value is based on quoted market prices for exchange-traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate. Realized and unrealized changes in fair value are recorded in the statement of operations in the year the changes occur.

1. Organization and significant accounting policies (continued):

FASB ASC 820 categorizes financial instruments measured at fair value into a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement;

- Level 2 - valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

- Level 3 - valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(e) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

1. Organization and significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Related party transactions and balances:

Under an operating agreement, the Canadian Broker-Dealer Parent provides certain general and administrative functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2014, the total of such charges was $30,000.

On January 16, 2012, the Company entered into a subordinated loan agreement in which it loaned $978,186 to its Canadian Broker-Dealer Parent. The loan bears no interest and is due on demand but may not be repaid without the prior approval of IIROC and notification to FINRA. A balance of $3,321 is due to the Canadian Broker-Dealer Parent and is non-interest bearing and payable on demand. Both of these balances are included in due from parent company on the statement of financial condition.

The transactions with the Canadian Broker-Dealer Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(Expressed in U.S. dollars)

3. Trading assets:

Trading assets consist of 3,000 shares of common stock of the NASDAQ OMX Group, Inc. and were acquired at a cost of $66,600. Trading assets are valued using the quoted close market prices as at March 31, 2014 and are categorized in Level 1 of the fair value hierarchy. Accordingly, the fair value of the trading assets was $110,820 and is reflected on the statement of financial condition.

4. Regulatory net capital requirement:

The Company is subject, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the aggregate indebtedness method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2014, the Company had net capital of approximately $1,344,956, which is $1,094,956 in excess of the required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital at March 31, 2014 was approximately 4.91.

5. Income taxes:

(a) Income tax expense:

For Canadian tax purposes, the Company files a Canadian dollar tax return in Canada. The income tax expense (recovery) included in the statement of operations is as follows:

Current tax provision:		
Tax provision	$	14,300
Deferred tax expense:		
Origination and reversal of temporary differences		22,753
	$	37,053

(b) Rate reconciliation:

Taxation at Canadian statutory income tax rate of 19.50%	$	(2,525)
Foreign exchange		39,356
Other		222
	$	37,053

6. Financial instruments:

(a) Credit risk:

All of the clearing and depository operations for the Company are performed by the Canadian Broker-Dealer Parent as clearing broker pursuant to an operating agreement. The Canadian Broker-Dealer Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk, associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

(b) Currency risk:

Currency risk is the risk that the market value of financial instruments and the associated revenue will fluctuate due to changes in exchange rate.

(c) Price and market risk:

The Corporation is subject to mark to market gains/losses on its investment in Trading Assets.

(d) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities, including cash, due from parent company, accounts payable and accrued liabilities, and income taxes payable approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

7. Contingencies:

In the normal course of business, the Company may be involved in litigation. At March 31, 2014, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

8. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended March 31, 2014 and through to May 28, 2014, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2014

Total stockholder's equity from statement of financial condition	$	2,355,993
Deductions:		
Prepaid expenses		12,907
Due from parent company		981,507
		994,414
Haircut on trading assets		16,623
Net capital	$	1,344,956
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	4,406
(ii) Minimum net capital		250,000
Net capital requirement	$	250,000
Excess net capital	$	1,094,956
Aggregate indebtedness	$	66,066
Ratio of aggregate indebtedness to net capital		4.91

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2014, filed by the Company on Form X-17A-5 with the SEC and the FINRA on April 24, 2014.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule 2 - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

The Company is exempt under subsection k(2)(i) of SEC Rule 15c3-3.

KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Mackie Research USA Inc.:

In planning and performing our audit of the financial statements of Mackie Research USA Inc. (the "Company"), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 28, 2014
Toronto, Canada

KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Mackie Research USA Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2014, which were agreed to by Mackie Research USA Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respect to cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the Company's Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 28, 2014
Toronto, Canada